UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ACV Auctions Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

00091G104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00091G104	SCHEDULE 13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS 15 Angels III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 253,512 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 253,512 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,512 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into share of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 93,284,078 shares of Class A Common Stock as of November 3, 2021, as reported by the Issuer in its Form 10-Q filed with the SEC on November 10, 2021.

CUSIP No. 00091G104	SCHEDULE 13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Bessemer Venture Partners IX L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 15,302,357(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 15,302,357(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,302,357 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 00091G104	SCHEDULE 13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Bessemer Venture Partners IX Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,259,522(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 12,259,522(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,259,522 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6%(1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 00091G104	SCHEDULE 13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Deer IX & Co. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 27,815,391(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 27,815,391(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,815,391(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.0%(1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 00091G104	SCHEDULE 13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS Deer IX & Co. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 27,815,391(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 27,815,391(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,815,391(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.0% (1)
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 00091G104	SCHEDULE 13G	Page 7 of 10 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

ACV Auctions Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

640 Ellicott Street, #321 Buffalo, New York 14203

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons with respect to certain shares of Class A Common Stock issuable upon conversion of Class B Common Stock (the “Shares” or the “Common Stock”) of the Issuer. Bessemer Venture Partners IX L.P. (“BVP IX”), Bessemer Venture Partners IX Institutional L.P. (“BVP IX Inst”), and 15 Angels III LLC (“15 Angels” and together with BVP IX and BVP IX Inst, the “Funds”) directly own shares of Common Stock.

(a)	Deer IX & Co. Ltd. (“Deer IX Ltd”), the general partner of Deer IX & Co. L.P. (“Deer IX LP”);

(b)	Deer IX LP, the sole general partner of each of the Funds;

(c)	BVP IX, which directly owns 15,302,357 Shares;

(d)	BVP IX Inst, which directly owns 12,259,522 Shares; and

(e)	15 Angels, which directly owns 253,512 Shares.

Deer IX Ltd, Deer IX LP, BVP IX, BVP IX Inst and 15 Angels are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

Item 2(c). Citizenship:

Deer IX Ltd— Cayman Islands

Deer IX LP — Cayman Islands

BVP IX — Cayman Islands

BVP IX Inst — Cayman Islands

15 Angels—Delaware

Item 2(d). Title of Class of Securities:

Class A Common Stock, $0.001 par value

Item 2(e). CUSIP Number:

126327105

Item 3. Not Applicable.

CUSIP No. 00091G104	SCHEDULE 13G	Page 8 of 10 Pages

Item 4.	Ownership.

For Deer IX Ltd:

(a)	Amount beneficially owned: 27,815,391 Shares

(b)	Percent of class: 23.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -- 27,815,391--

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: -- 27,815,391--

(iv)	Shared power to dispose or to direct the disposition of: --0--

For Deer IX LP:

(a)	Amount beneficially owned: 27,815,391 Shares

(b)	Percent of class: 23.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: --27,815,391--

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: --27,815,391--

(iv)	Shared power to dispose or to direct the disposition of: --0--

For BVP IX:

(a)	Amount beneficially owned: 15,302,357 Shares

(b)	Percent of class: 14.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: --15,302,357--

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: --15,302,357--

(iv)	Shared power to dispose or to direct the disposition of: --0--

For BVP IX Inst:

(a)	Amount beneficially owned: 12,259,522 Shares

(b)	Percent of class: 11.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -- 12,259,522 --

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: -- 12,259,522 --

(iv)	Shared power to dispose or to direct the disposition of: --0--

CUSIP No. 00091G104	SCHEDULE 13G	Page 9 of 10 Pages

For 15 Angels:

(a)	Amount beneficially owned: 253,512 Shares

(b)	Percent of class: 0.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -- 253,512--

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: -- 253,512--

(iv)	Shared power to dispose or to direct the disposition of: --0--

The percentage of shares beneficially owned as set forth above is based on a total of 93,284,078 shares of Class A Common Stock as of November 3, 2021, as reported by the Issuer in its Form 10-Q filed with the SEC on November 10, 2021. The Reporting Persons beneficially own shares of Class B Common Stock of the Issuer, which are convertible, at the option of the holder, into share of Class A Common Stock on a 1-for-1 basis.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of Deer IX LP, which in turn is the general partner of the Funds, Deer IX Ltd may be deemed to beneficially own all 27,815,391 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Exhibit 2 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 00091G104	SCHEDULE 13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

DEER IX & CO. LTD.

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER IX & CO. L.P.

By: Deer IX & Co. Ltd, its General Partner

	By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS IX L.P.

BESSEMER VENTURE PARTNERS IX INSTITUTIONAL L.P.

By: Deer VIII & Co. L.P., its General Partner

By: Deer VIII & Co., Ltd., its General Partner

		By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

15 ANGELS III LLC

		By:	/s/ Scott Ring
Name: Scott Ring
Title: Authorized Person